GOLD RESERVE INC.

VOTE

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ENDORSEMENT_LINE______________ SACKPACK_____________

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DESIGNATION (IF ANY)
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Your vote matters – here's how to vote!

You may vote online or by phone instead of mailing this card.

Votes submitted electronically must be received by 12:30 p.m., Eastern Daylight Time, September 12, 2024.

Online
Go to **www.investorvote.com/GDRZF** or scan the QR code — login details are located in the shaded bar below.

Phone
Call toll free 1-800-652-VOTE (8683) within the USA, US territories and Canada

Save paper, time and money! Sign up for electronic delivery at www.investorvote.com/GDRZF

Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas. X

Special Meeting Proxy Card

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▼ **IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.** ▼

A Proposals — Management recommends that you vote "FOR" proposal 1.

	For	Withhold
1. To consider pursuant to the Interim Order, and if thought appropriate, to pass with or without variation, a special resolution (the "**Arrangement Resolution**") in the form included in the accompanying management information circular (the "**Circular**") approving an arrangement (the "**Arrangement**") under the provisions of the *Business Corporations Act* (Alberta), involving the Company and the Shareholders, pursuant to which (i) the Company will be continued under the *Companies Act 1981* of Bermuda (the "**Companies Act**") under the name Gold Reserve Ltd.; (ii) each Class A Share will become and remain a common share of Gold Reserve Ltd.; and (iii) the Company will become subject to the laws of Bermuda as if it had originally been incorporated under the Companies Act.	☐	☐

B Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
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Small steps make an impact.

Help the environment by consenting to receive electronic delivery, sign up at www.investorvote.com/GDRZF

▼ **IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.** ▼

Proxy — GOLD RESERVE INC.

Special Meeting of Shareholders
September 16, 2024

PROXY IS SOLICITED BY THE MANAGEMENT OF GOLD RESERVE INC.

The undersigned shareholder of Gold Reserve Inc. (the "Company") hereby appoints Paul Rivett, Executive Vice-Chairman, acting in the capacity of Chief Executive Officer of the Company, or failing him, David P. Onzay, Chief Financial Officer of the Company, or instead of either of them, ____________________, as proxyholder for the undersigned, with power of substitution, to attend, act and vote for and on behalf of the undersigned at the Special Meeting of Shareholders of the Company to be held on September 16, 2024 (the "Meeting") at 12:30 p.m. (Eastern Daylight Time) and at any adjournment or postponement thereof, in the same manner, to the same extent and with the same powers as if the undersigned were present at the Meeting or any adjournment or postponements thereof and, without limiting the general authorization given, the persons above named are specifically directed to vote on behalf of the undersigned in the following manner:

In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the meeting.

(Items to be voted appear on reverse side.)

This proxy should be read in conjunction with the accompanying documentation provided by Management.

C Non-Voting Items

Change of Address — Please print new address below.

Comments — Please print your comments below.

Meeting Attendance
Mark box to the right if you plan to attend the Special Meeting. ☐